January 6, 2005

Mail Stop 4-6

Harold Barson
ABC Funding, Inc.
9160 South 300 West
Sandy, UT 84070

Re:	ABC Funding, Inc.
	Form SB-2 filed December 8, 2004
	Registration no. 333-121070

Dear Mr. Barson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your delaying amendment should be placed on the facing page of the registration statement following the fee calculation table rather than the facing page of the prospectus. See Rule 473 of Regulation C.

2. You disclose on the prospectus cover page that there is no market
for your stock and that you will sell at a fixed price of $0.01 per share until your stock is quoted on the OTCBB and thereafter at prevailing market prices, or privately negotiated prices. In July 2004, you sold your securities in a private placement to 38 individuals for 0.001 per share. Please explain how that proposed selling price was determined.

3. Supplementally advise of reasons for this public offering. We note the brief discussion on page 16.

4. We note in certain instances you refer to the "NASD OTCBB." Please revise these references to clarify that the OTCBB is maintained by the NASD so that potential investors do not believe that it is an NASD system comparable to the Nasdaq Small Cap Market with quantitative and qualitative standards.

5. Advise of any discussions to date with OTCBB market makers.

6. Advise which states you intend to register in or rely upon an exemption for the sale of the securities. Identify the specific state exemptive statutes upon which you may rely.

7. Your Articles of Incorporation largely reference "ABC Funding
Corporation" except for the execution line, which refers to "Innocap,
Inc." Similarly, your bylaws reference "Innocap" in the certification line. Please advise.

Risk Factors, pages 3-10

8. Please add a risk factor relating to your securities being considered a "penny stock."

9. Depending upon the resolution of our comment number 21, consideration should be given to another risk factor regarding the "going concern" qualification.

10. Please revise your second risk factor to briefly disclose the marketing activities or programs designed to increase or expand your business. We are unable to find any disclosure in management`s discussion and analysis regarding these initiatives. Please advise.

11. Revise the caption of your ninth risk factor to reflect more specifically how economic conditions affect ABC Mortgage`s business.
This caption could also apply to your tenth risk factor.

12. Please clarify the risk posed in the fifteenth risk factor.

Selling Stockholders, pages 10-12

13. Please briefly expand the disclosure to indicate that the non-management selling shareholders received their shares in a private placement in July 2004 for $.001 per share. With respect to these selling shareholders, please supplementally advise how these individuals were known by Messrs. Barson and/or Brown. Your response should indicate whether each individual was accredited or sophisticated with access to information.

Management`s Discussion and Analysis
Operations, 2004 Compared to 2003, pages 14-15

14. When there is more than one reason for a material change, please specify the amount of such change to each cause. For example, please disclose the amount of the decrease in revenues that management believes resulted from (i) and from (ii) in the paragraph at the top of page 15.

Liquidity, page 16

15. Explain your statement that you intend to use your status as a public company to increase your ability to use noncash means of settling obligations and compensate independent contractors. Private companies have the ability to issue restricted securities for these specified purposes. With respect to these purposes, in this section, please clarify the types of obligations that you are referring to and in business, please discuss how the use of independent contractors fits within your business strategy.

16. You state that expenses associated with being a public company will approximate $75,000. Please disclose how you intend to pay these expenses if revenues are insufficient to cover them. In this regard we note that you had a $23, 308 net loss in fiscal year ended June 30, 2004 and a $3, 330 net loss for the first three months of 2005.
How do you intend to establish a system of accounting controls and procedures with two employees? What is the experience of Mr. Barson or Mr. Brown in this area? Consider adding risk factor disclosure on these issues.

17. Exhibit 10.2, which relates to the agreement of Mr. Barson to cover expenses associated with this registration statement under certain circumstances, is unexecuted, contrary to the disclosure in
Liquidity. Please revise.

Business, page 17

18. Set forth your general business development since 2002. See
Item
101(a) of Regulation S-B.

19. Please specify the geographical regions in which you operate other than Utah. We note from your management`s discussion and analysis, for example, that one of the reasons that revenue declined in 2004 was that many people in the area serviced by ABC who intended to refinance their mortgages had already done so.

Directors Executive Officers, Promoters and Control Persons, pages
22-27
Summary Compensation Table, page 26

20. Origination fees for loans originated by Mr. Barson should be characterized as salary or bonus rather than "Other Annual
Compensation." The components of other annual compensation are limited to the five categories specified in Item 402(b)(2)(C) of Regulation S-B.

Accounting
Financial Statements

21. We note that you report very limited assets as of your most recent balance sheet date, and that you have reported relatively large losses and operating cash flow deficits for your most recent fiscal year and the subsequent interim period. In view of these factors, we ask that your independent auditors explain the consideration they gave to modifying their report to disclose an uncertainty regarding your ability to continue as a going concern. See FRC 607.02

General

22. In future amendments provide updated financial statements and accountants` consent as may be needed. See Items 310(g) and 601 of
Regulation S-B.

Exhibits

23. It is not apparent that counsel is licensed to practice law in Nevada, your state of incorporation. Please advise.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sherri Bowen at (301) 262-9132 or Bradford Skinner, the Accounting Branch Chief, at (202) 942-1922 if you have questions regarding comments on the financial statements and related
matters.  Please contact Hugh Fuller at (202) 942-1813 or me at
(202)
942-1800 with any other questions.


      				Sincerely,



      				Barbara C. Jacobs
      				Assistant Director



CC:	Gary B. Wolff
	805 Third Avenue, 21st Floor
	New York, NY 10022
	FAX Number (212) 644-6498